CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

27th February 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Continuing Connected Transactions
Aircraft Maintenance

Independent Financial Adviser: Commerzbank AG

Cathay Pacific entered into the Agreement with LHT on 26th February 2007 for LHT to provide the Services to the Cathay Pacific Group for aircraft component overhaul for a term of 5 years ending on 31st December 2011. It is envisaged that the Services will be extended by further agreements on similar terms between the Cathay Pacific Group and the Lufthansa Group to cover aircraft line maintenance, aircraft base maintenance and/or other related services. As LHT is a connected person of Cathay Pacific, the transactions contemplated under the Agreement constitute continuing connected transactions for Cathay Pacific under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Agreement dated 26th February 2007

Parties: (1) Cathay Pacific
(2) LHT

Particulars

Pursuant to the Agreement, LHT provides the Services to the Cathay Pacific Group for aircraft component overhaul. It is envisaged that the Services *will be extended by further agreements on similar terms* between the Cathay Pacific Group and the Lufthansa Group to cover aircraft line maintenance, aircraft base maintenance and/or other related services, with the major differences in the terms between such agreements being in the delivery time frames of the different aspects of the Services, namely, aircraft component overhaul, aircraft line maintenance, aircraft base maintenance and/or other related services.

The Agreement for aircraft component overhaul is for 5 years ending on 31st December 2011. A party may terminate the Agreement with immediate effect by notice to the other party in the event of material default by that other party. In the event of termination of the Agreement, all the rights and obligations of the parties shall *forthwith cease*, but *any rights*, liabilities or remedies arising prior to such termination shall not be affected.

The terms of the Agreement, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms. Such maintenance services are provided on a non-exclusive basis.

Payment shall be made in cash by Cathay Pacific to LHT within 30 days upon receipt of the invoice.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services in the four years *ending 31st December 2006 set out* below, the forecast payments for the Services to be provided by the Lufthansa Group to the Cathay Pacific Group in the 5 years ending 31st December 2011 and the projections of Cathay Pacific in respect of the fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery to the Cathay Pacific Group from 2007 to 2010. In addition, a cushion of about 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and possible unscheduled maintenance of the Company's aircraft. The Directors estimate that the amounts payable for the Services in respect of aircraft component overhaul, aircraft line maintenance, aircraft base maintenance and/or other related services for the 5 years ending 31st December 2011 will not exceed HK$200 million per annum, taking into account that *the Company* has added 11 extra freighter flights per week to Europe with effect from 1st February 2007.

	2003	2004	2005	2006
(HK$ million)	Actual	Actual	Actual	Actual
Services	33	43	75	88

Opinion of the Independent Financial Adviser

Since the term of Agreement will be for 5 years, Commerzbank AG has been appointed as Independent Financial Adviser to comment on the duration of the Agreement. The Independent Financial Adviser has identified three other similar maintenance agreements provided by other aircraft maintenance companies in the last three years involving aircraft maintenance services to other airline operators, which are considered to be of comparable reputation and expertise in the aeronautical engineering industry and noted that they have contract durations between 5 to 10 years.

A duration of 5 years for the Agreement is required in order for LHT to maintain necessary facilities, components and spare parts for providing the Services to the Cathay Pacific Group cost-effectively. Given that the term of the Agreement is of normal business practice and is within the range of contract durations of other similar maintenance contracts in the industry, the Independent Financial Adviser confirms it to be normal business practice for Cathay Pacific to enter into the Agreement and is in the interests of Cathay Pacific and its shareholders as a whole to enter into the Agreement for such duration.

Reasons for, and benefits of, the Transactions

Following the expansion of the aircraft fleet of the Company and introduction of new types of aircraft, an additional service provider is required by the Company for the maintenance of its aircraft and components. LHT has the necessary expertise and efficiency to provide the Services and the Agreement will enable Cathay Pacific to maintain aircraft and components in a cost effective manner which is beneficial to the business of Cathay Pacific.

Connection between the parties

As the holding company of LHT is a substantial shareholder of a subsidiary of the Company, LHT is a connected person of the Company.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for Cathay Pacific and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Agreement are fair and reasonable *and in the interests of the Company* and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to LHT than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Agreement"	The aircraft component overhaul agreement dated 26th February 2007 between Cathay Pacific and LHT for provision of the Services by LHT to the Cathay Pacific Group.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"Cathay Pacific Group"	Cathay Pacific and its subsidiaries.
"Directors"	The directors of the Company.
"Independent Financial Adviser"	Commerzbank AG.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"LHT"	Lufthansa Technik AG, a subsidiary of Deutsche Lufthansa AG, the principal activity of which is the provision of maintenance services for aircraft and engines.
"Lufthansa Group"	Deutsche Lufthansa AG and its subsidiaries.
"Services"	The services *in respect of aircraft* component overhaul, aircraft line maintenance, aircraft base maintenance services and/or other related services provided by the Lufthansa Group to the Cathay Pacific Group.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Transactions"	The provision of the Services by the Lufthansa Group pursuant to the Agreement in respect of aircraft component overhaul and, as extended by further agreements, aircraft line *maintenance*, aircraft base maintenance and/or other related services.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 26th February 2007

SWIRE

CATHAY PACIFIC

END